May 30, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust

File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2018 for the purpose of registering shares of the Amplify EASI Tactical Growth ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On March 14, 2018, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. A revised Registration Statement incorporating such comments is attached as Exhibit A. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.	Please submit responses to the following comments via correspondence filed on EDGAR. To the extent that responses to the comments are accompanied by revisions to the Registration Statement, please include the revised disclosure with the response.

Response: Pursuant to the Commission’s request, the Fund submits its responses via this correspondence and has included any relevant disclosure.

2.	Prior to effective date of the Registration Statement, please provide the Commission with the index methodology, or “white paper,” for the EASI Growth Index.

Response: Pursuant to the Commission’s request, the index methodology for the EASI Growth Index is set forth at the following address:

http://www.easiinvest.com/p/guideline-easi-growth-index-version1.html

3.	Please confirm that the Fund will file the index license agreement as an exhibit to the Registration Statement.

Response: Pursuant to the Commission’s request, the Fund confirms that it will file the index license agreement as an exhibit to the Registration Statement.

Fee Table

4.	As the Fund intends to invest principally in ETFs, please consider adding “Acquired Fund Fees and Expenses” as a line item to the Annual Fund Operating Expenses table, as appropriate.

Response: Pursuant to the Commission’s request, the Fund will submit a final table for review at least one week prior to the effective date of the Registration Statement.

Principal Investment Strategies

5.	Please revise the following sentence in plain English.

The Index uses a methodology designed to optimize risk-adjusted returns by tactically rotating between exposure to growth stocks and fixed-income securities so as to take advantage of the investment returns provided during periods of upward momentum, while seeking to shield such returns during periods of momentum loss.

In particular, please clarify what is meant by “optimized risk adjusted returns,” “upward momentum” and “momentum loss.” Additionally, please revise this section of the prospectus to include disclosure regarding how the methodology determines period of upward momentum and momentum loss.

Response: In accordance with the Commission’s request, the second paragraph of “Principal Investment Strategies” has been revised as follows:

The Index uses a methodology designed to maximize risk-adjusted returns by seeking to take advantage of the investment returns provided during periods of upward acceleration in stock prices, while seeking to shield from potential investment losses during periods of downward acceleration in stock prices. In doing so, the Index seeks to tactically rotate between exposures to growth stocks and fixed-income securities.

In addition, this section of the prospectus has been revised to add the following:

The Tactical Allocation Signal measures the monthly changes in price of the Index equity components and compares their monthly price change to their trailing twelve-month average, with the greatest weighting on the last three months. This moving average is calculated to identify when the upward or downward momentum of the Index has changed. When the moving average of the Index is trending in an upward direction over a twelve-month period, the Index is defined to demonstrate upward momentum. When the upward trend of this moving average reverses to a downward trend, the Index shifts to its fixed-income allocation, as described below. Conversely, when a downward trend in the moving average reverses to an upward trend, the Index shifts from its fixed income to its equity allocation.

6.	The Commission notes that the Long-Term Tactical Allocation Signal measures the monthly changes in price of the equity components and compares their monthly price change to their trailing twelve-month average. In connection therewith, please provide answers to the following questions:

(a) Please explain why a signal based on monthly changes is considered long term.

(b) How quickly does price momentum change? Is the index methodology fast enough to take advantage of a momentum-based strategy?

(c) Is it possible for the signal to result in additional purchases of overvalued securities or other types of “return chasing” behavior? If so, the Fund’s risk disclosure should be revised to include specific and informative disclosure of the risks and limitations associated with momentum investing.

Response: The Fund’s responses to each of the Commission’s questions are set forth in order below.

(a) In accordance with the Commission’s comments, the reference to the “Long-Term Tactical Allocation Signal” has been revised to “Tactical Allocation Signal.”

(b) As set forth above, the Index generally identifies changes in momentum which will cause a shift between the Index equity and fixed income allocation within three months. However, the Index momentum is calculated weekly and a significant momentum change may result in a “trigger event,” which may result in a shift between the Index equity and fixed income allocation prior to a regular monthly Index rebalance.

(c) In accordance with the Commission’s request, the following has been added to “Principal Risks”:

Momentum Investing Risk. The Index employs a “momentum” style methodology that emphasizes selecting stocks that have had higher recent price performance compared to other stocks. The Fund may be subject to more risk because stocks in which the Fund invests may be more volatile than a broad cross-section of stocks or the returns on stocks that have previously exhibited price momentum are less than returns on other styles of investing or the overall stock market. Additionally, during periods of positive stock market performance, the returns of the Fund may be lower when a significant portion of the Fund’s net assets are allocated to the fixed-income allocation. Momentum can turn quickly and cause significant variation from other types of investments.

7.	Please confirm the accuracy of the statement that the index’s investible universe is narrowed by excluding all securities with an average daily volume in the last 50 days of 300,000 or more shares.

Response: In accordance with the Commission’s request, the sentence has been revised as follows:

This universe is then narrowed by excluding all securities with an average daily volume in the last 50 days of 300,000 or fewer shares.

8.	Please provide additional information about the Stock Growth Grade Point. In particular, please clarify the time period for which the metrics are calculated or whether each metric has an equal weight.

Response: Pursuant to the Commission’s request, the following disclosure has been added to the prospectus:

60% of the Index weighting for the Stock Growth Grade Point is based upon the price performance of an equity security. This performance measurement includes:

•	the relative price performance of the equity security against the S&P 500 Index and all the other stocks in the Index universe for the equity allocation;
•	a measurement of how far the equity security is trading below the highest at which its shares have closed over the past 12 months; and
•	volume characteristics of the equity security. The equity security will receive a higher rating if it moves higher in price during increased trading volume and if it moves lower in price during decreased trading volume. Conversely, the equity security will receive a lower rating if it moves lower in price during increased trading volume and moves higher in price during decreased trading volume.

40% of the Index weighting for the Stock Growth Grade Point is based upon other fundamental characteristics of an equity security, including earnings change, earnings acceleration, sales change and return on equity. The Index scores companies with strong fundamental characteristics with an acceleration in earnings on a quarterly and annual basis with higher Stock Growth Grade Points.

9.	Please confirm or revise the index composition when it is utilizing the “fixed-income allocation.”

Response: Pursuant to the Commission’s request, “Principal Investment Strategies” has been revised as follows:

When utilizing the fixed-income allocation, the Index will be composed as follows:

•	35% in PIMCO Enhanced Short Maturity Active Exchange-Traded Fund
•	35% in Vanguard Short Term Bond ETF
•	15% in iShares Core U.S. Aggregated Bond ETF
•	15% in Vanguard Intermediate-Term Bond ETF

10.	The disclosure suggests that the Fund may change the allocation between equity and fixed-income as frequently as weekly depending on the Long-Term Allocation Signal. Will the Fund have high levels of portfolio turnover as a result? If so, please ensure the disclosure addresses the costs associated with portfolio turnover.

Response: The Fund confirms that the allocation between equity and fixed-income may change as frequently as weekly and that therefore the Fund may have higher levels of portfolio turnover as a result. Accordingly, the following disclosure has been added to “Principal Investment Strategies”:

The Fund may buy and sell investments frequently depending on the Index’s allocation. Higher rates of portfolio turnover often involve higher expenses, including brokerage commissions, and may result in an increase in the amount of distributions from the Fund taxed as ordinary income, which may limit the tax efficiency of the Fund.

Principal Risks

11.	Please revise “Exchange-Traded Fund Risk” to clarify whether the associated disclosure relates to the risk of investing in the Fund itself or the risk posed to the Fund from its investments in ETFs. In addition, please include disclosure regarding how the Fund’s investments in ETFs may lead to investors paying duplicative management fees.

Response: Pursuant to the Commission’s request, “Exchange-Traded Fund Risk” has been revised as follows:

Exchange-Traded Fund Risk. In addition to the risks associated with the underlying assets held by an ETF, the Fund’s investments in ETFs subject it to the following additional risks: (1) an ETF’s shares may trade above or below its net asset value; (2) an active trading market for the ETF’s shares may not develop or be maintained; (3) trading an ETF’s shares may be halted by the listing exchange; (4) a passively managed ETF may not track the performance of the reference asset; and (5) a passively managed ETF may hold troubled securities. Investment in ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the exchange-traded funds in which it invests.

12.	Please revise “New Fund Risk” to include risk disclosure regarding the risks of new funds tracking new indices and how investors in ETFs with a limited asset base may pay more in expenses on a per-share basis.

Response: Pursuant to the Commission’s request, “New Fund Risk” has been revised as follows:

New Fund Risk. The Fund currently has fewer assets than larger funds, and like other relatively new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. Because the Fund is new, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation. Even if the Fund does not liquidate, if the Fund fails to attract a large amount of assets, shareholders of the Fund may incur higher expenses.

Fund Investments

13.	To the extent that the Fund intends to invest in other ETFs beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act, please confirm that the Fund has entered into participation agreements with the issuers of the ETFs in which it intends to invest.

Response: To the extent possible, the Fund intends to invest in underlying ETFs in reliance upon the exception to the requirements to Section 12(d)(1)(A) of the 1940 Act set forth in Section 12(d)(1)(F). In the event that the Fund cannot rely on Section 12(d)(1)(F), the Fund confirms that it will enter into participation agreements that meet the conditions of the exemptive relief of the relevant issuers.

Additional Information About the Fund’s Strategies and Risks

14.	Please consider removing the last sentence in “Exchange-Traded Fund Risk” that contemplates the Fund’s investment in leveraged ETFs.

Response: Pursuant to the Commission’s request, the referenced disclosure has been removed.

Index Information

15.	In correspondence, briefly describe any role the Adviser, Sub-Adviser, or any other affiliate, played in the creation of the Index. In addition, please provide background on the decision to create the Fund and use the Index. This discussion should address the timing of the Index’s creation, who contacted whom, and any conversations between the Index Provider and Adviser with respect to the index methodology or license terms.

Response: The Index methodology was originally developed by the Index Provider without input from the Adviser, Sub-Adviser or their affiliates. In early 2017, after the creation of the Index, the Index Provider contacted the Adviser and began discussions regarding the creation of a registered investment company that sought to track the Index. It was initially contemplated that the Index would be tracked by a unit investment trust issued by a broker-dealer not affiliated with the Adviser or Index Provider but in which the Adviser would serve as supervisor and evaluator. When that transaction could not be consummated, the Adviser and Index Provider agreed to utilize the Registrant to register shares of an ETF with a primary objective of tracking the Index.

16.	Please provide the Commission with the index methodology and disclaimers pre-effectively. In the future, please note that the Commission may require another 485A filing when the initial filing does not contain material information about the Index or strategy.

Response: The Registrant acknowledges the Commission’s comment and, in accordance with the Commission’s request, the index methodology and disclaimers as set forth in the “Index Information” and “Disclaimers” sections of the revised prospectus.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A